News Release

TSX Trading Symbol: BZA

Copperstone Mine Development Update

May 1, 2008 - American Bonanza Gold Corp. (TSX: BZA, Frankfurt: AB2, USPK: ABGFF) ("Bonanza") continues to advance Copperstone towards the mining stage and is pleased to provide updates for the 2008 programs. The 2008 projects underway at Copperstone include underground mine planning, negotiation of plant construction contracts, drilling to expand the gold resources in two recent discovery areas, and other preparations to commence mine permitting during 2009. A rapid permitting cycle is anticipated due to favorable site characteristics for mine development at this 100% owned Arizona project.

Mining and milling studies at Copperstone have shown significant progress. The mine planning studies are focused on optimizing mining extraction rates and pre-development mining. Milling studies have been focused on capital cost optimization and numerous bids have been obtained for milling equipment. The Company's Management and Directors determined that the recent gold discoveries should be drilled and contribute to the current study of Copperstone mining economics. These new gold zones have the potential to significantly expand the mine plan and improve the economic returns.

Planning is complete in preparation of drilling the South Pit and Southwest gold discoveries. These high grade discoveries have substantial potential to further improve the economic profile of the project. The current drill campaign is expected to consist of at least 15 core holes with a combined length of 7,000 meters. Drilling is expected to begin soon, and drill contracts are being sought, during which time routine reclamation of drill sites continues.

The drilling is designed to add ounces to current gold resource of 970,700 tonnes grading 10.7 grams per tonne gold (Measured and Indicated, another 189,600 tonnes at similar grade in the Inferred category), as previously announced. Thus far, exploration drilling to expand the resource totals 44 drill holes with a combined length of 13,177 meters (43,227 feet) and has encountered gold in seven target areas, with two high grade continuous discoveries.

The South Pit discovery is at the south end of the open pit from which over 500,000 ounces of gold were produced, and is south of the current high grade gold resource. The South Pit target has a known strike length of 500 meters, and is open along its entire length to the east and west. Important drill results are:

3.0 meters grading 39.4 grams per tonne gold in drill hole 07CS-36
2.1 meters grading 14.1 grams per tonne gold also in drill hole 07CS-36
7.6 meters grading 10.6 grams per tonne gold in drill hole 07CS-34

These results were announced in Company news releases dated October 11, 2007, September 27, 2007 and November 23, 2006. The zone is open in all directions, with every hole drilled so far encountering gold mineralization.

The Southwest Target discovery is located approximately 1,000 meters southwest of the open pit and strikes approximately 20 degrees west of north (near parallel to the Copperstone Fault) and has an intermediate dip to the northeast (same direction as the Copperstone Fault). The zone remains open in all directions, and may represent the discovery of a new gold bearing structure similar to the Copperstone Fault which hosts the high grade gold resources. The best drill results are:

5.2 meters grading 18.3 grams per tonne gold in drill hole 07CS-30
4.6 meters grading 12.3 grams per tonne gold in drill hole 07CS-31
1.5 meters grading 25.8 grams per tonne gold in drill hole 06CS-22

These results were announced in Company news releases dated September 10, 2007 and February 5, 2006. The zone remains open in all directions. Every hole drilled in the target to date has encountered high grade gold mineralization.

A map of the drilling is available on Bonanza's website at:
http://www.americanbonanza.com/i/maps/copperstone_2006_dt_map.gif

About Bonanza

Copperstone is the lead project in Bonanza’s triple strategy to increase shareholder value. It is the most advanced project and is the Bonanza property nearest to producing gold. Bonanza acquires, explores and develops high-grade gold properties in the United States and Canada. Bonanza is advancing the development-stage Copperstone gold project in Arizona and the Northway gold project in Quebec. Bonanza is well financed with no long-term debt and no gold hedges. Please visit our website at www.americanbonanza.com

Qualified Person

This Press Release has been prepared and revised under the supervision of Jose Portacio a Qualified Person as defined by National Instrument 43-101 guidelines

AMERICAN BONANZA GOLD CORP.

(signed) Brian Kirwin
President & Chief Executive Officer

CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED RESOURCES

This news release uses the terms. "Measured and Indicated Resources". Bonanza advises US investors that while those terms are recognized and required by Canadian regulators, the U.S. Securities and Exchange Commission does not recognize them .U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.. This news release also uses the term "Inferred Resources". Bonanza advises US investors that while this term is recognized and required by Canadian regulators, the U.S. Securities and Exchange Commission does not recognize it. "Inferred Resources" have a great deal of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. U.S. investors are cautioned not to assume that part or all of an Inferred Resource exists, or is economically or legally mineable.

This news release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, including the likelihood of commercial mining and possible future financings are forward-looking statements. Although Bonanza believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include unsuccessful exploration results, changes in the price of gold, changes in the availability of funding for mineral exploration and/or development, unanticipated changes in key management personnel and general economic conditions. Mining exploration and development is an inherently risky business. Accordingly the actual events may differ materially from those projected in the forward-looking statements. For more information on Bonanza and the risks and challenges of its business, investors should review Bonanza's annual filing on Form 20-F with the U. S. Securities Commission and its home jurisdiction filings that are available at www.sedar.com.

For further information call:
Longview Strategies Incorporated
Attention: Eugene Toffolo
Phone: 604-681-5755

OR:
Susan L. Wilson, Corporate Communications
Phone: 604-688-7508
Email:       info@americanbonanza.com